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                             November 20, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 13,
2023
                                                            File No. 001-41002

       Dear Surendra Ajjarapu:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on November 13, 2023

       General

   1. We note that you propose to extend your termination date to December 15, 2024, a date which is 37 months from
your initial public offering, and that your units, public shares and public warrants are
currently listed on Nasdaq. Section IM-5101-2 of the Nasdaq Listing
                                                        Rules requires that a
business combination be completed within 36 months of the
                                                        effectiveness of the
initial public offering registration statement. Please revise your disclosure to explain
that your proposed termination date does not comply with this rule and disclose the risks
associated with non-compliance, including that your securities may be subject to
suspension and delisting from Nasdaq.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Surendra Ajjarapu
Semper Paratus Acquisition Corporation
November 20, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameSurendra Ajjarapu
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Life Sciences
November 20, 2023 Page 2
cc:       Andrew M. Tucker, Esq.
FirstName LastName